UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Frisch’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

358748101
(CUSIP Number)

JOSEPH PRETLOW
AOF MANAGEMENT LLC
1800 N. Highland Avenue, 5th Floor
Los Angeles, CA 90028
(310) 691-1700

STEVE WOLOSKY
ANDREW M. FREEDMAN
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 358748101

1	NAME OF REPORTING PERSON ACTIVE OWNERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,137
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 260,137
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 358748101

1	NAME OF REPORTING PERSON TP-ONE HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,137
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 260,137
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 358748101

1	NAME OF REPORTING PERSON AOF MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,137
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 260,137
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 358748101

1	NAME OF REPORTING PERSON JOSEPH PRETLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 260,137
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 260,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 358748101

1	NAME OF REPORTING PERSON BEN TERK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 260,137
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 260,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 358748101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Shares”), of Frisch’s Restaurants, Inc., an Ohio corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)           Active Owners Fund LP, a Delaware limited partnership (“AOF Fund”);

(ii)         TP-One Holdings LLC, a Delaware limited liability company (“TP-One”), which serves as the general partner of AOF Fund;

(iii)        AOF Management LLC, a Delaware limited liability company (“AOF Management”), which serves as the investment adviser of AOF Fund;

(iv)        Joseph Pretlow, who serves as a managing member of each of TP-One and AOF Management; and

(v)         Ben Terk, who serves as a managing member of each of TP-One and AOF Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 1800 N. Highland Avenue, 5th Floor, Los Angeles, CA 90028.

(c)           The principal business of AOF Fund is investing in securities. The principal business of TP-One is serving as the general partner of AOF Fund. The principal business of AOF Management is serving as the investment adviser of AOF Fund. The principal occupation of Mr. Pretlow is serving as a managing member of each of TP-One and AOF Management. The principal occupation of Mr. Terk is serving as a managing member of each of TP-One and AOF Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Pretlow and Terk are citizens of the United States of America.

CUSIP NO. 358748101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AOF Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 260,137 Shares beneficially owned by AOF Fund is approximately $5,321,505, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have either recently engaged, or may engage, in discussions with other stockholders, investment funds and members of the investment community, including analysts, bankers and private equity firms, regarding value-enhancing opportunities at the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, engaging in discussions with other stockholders, investment funds and members of the investment community regarding potential value realization events involving the Issuer, discussing proposals with the Issuer concerning changes to the capitalization or ownership structure of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,113,041 Shares outstanding, as of July 29, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 7, 2014.

A.	AOF Fund

(a)	As of the close of business on August 7, 2014, AOF Fund beneficially owned 260,137 Shares.

Percentage: Approximately 5.1%

CUSIP NO. 358748101

(b)	1. Sole power to vote or direct vote: 260,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 260,137
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by AOF Fund during the 60 days prior to the filing of the initial Schedule 13D, and all trades subsequent thereto, are set forth in Schedule A and are incorporated herein by reference.

B.	TP-One

(a)	TP-One, as the general partner of AOF Fund, may be deemed the beneficial owner of the 260,137 Shares owned by AOF Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 260,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 260,137
4. Shared power to dispose or direct the disposition: 0

(c)
TP-One has not entered into any transactions in the Shares during the 60 days prior to the filing of the initial Schedule 13D, nor subsequent thereto. The transactions in the Shares on behalf of AOF Fund during the 60 days prior to the filing of the initial Schedule 13D, and all trades subsequent thereto, are set forth in Schedule A and are incorporated herein by reference.

C.	AOF Management

(a)	AOF Management, as the investment adviser of AOF Fund, may be deemed the beneficial owner of the 260,137 Shares owned by AOF Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 260,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 260,137
4. Shared power to dispose or direct the disposition: 0

(c)
AOF Management has not entered into any transactions in the Shares during the 60 days prior to the filing of the initial Schedule 13D, nor subsequent thereto. The transactions in the Shares on behalf of AOF Fund during the 60 days prior to the filing of the initial Schedule 13D, and all trades subsequent thereto, are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 358748101

D.	Messrs. Pretlow and Terk

(a)	Each of Messrs. Pretlow and Terk, as a managing member of each of TP-One and AOF Management, may be deemed the beneficial owner of the 260,137 Shares owned by AOF Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 260,137
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 260,137

(c)
Neither of Messrs. Pretlow or Terk have entered into any transactions in the Shares during the 60 days prior to the filing of the initial Schedule 13D, nor subsequent thereto. The transactions in the Shares on behalf of AOF Fund during the 60 days prior to the filing of the initial Schedule 13D, and all trades subsequent thereto, are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 8, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Active Owners Fund LP, TP-One Holdings LLC, AOF Management LLC, Joseph Pretlow and Ben Terk, dated August 8, 2014.

CUSIP NO. 358748101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2014

Active Owners Fund LP

By:	TP-One Holdings LLC General Partner

By:	/s/ Joseph Pretlow
	Name:	Joseph Pretlow
	Title:	Managing Member

TP-One Holdings LLC

By:	/s/ Joseph Pretlow
	Name:	Joseph Pretlow
	Title:	Managing Member

AOF Management LLC

By:	/s/ Joseph Pretlow
	Name:	Joseph Pretlow
	Title:	Managing Member

/s/ Joseph Pretlow
JOSEPH PRETLOW

/s/ Ben Terk
BEN TERK

CUSIP NO. 358748101

SCHEDULE A

Transactions in the Shares During the Sixty Days Prior to Filing the Initial Schedule 13D and Subsequent Thereto

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ACTIVE OWNERS FUND LP

104	23.50	05/02/2014
2,682	23.50	05/06/2014
2,712	23.24	05/09/2014
1,175	23.50	05/13/2014
380	23.50	05/14/2014
77	23.50	05/16/2014
3,738	23.58	06/02/2014
5,000	22.42	06/19/2014
3,905	22.28	06/20/2014
2,384	22.82	06/23/2014
242	22.50	06/25/2014
9	23.20	07/01/2014
27	23.50	07/25/2014